Advanced Series Trust

Gateway Center Three

Fourth Floor

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

August 25, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

To the Securities and Exchange Commission:

On July 27, 2009, we filed with the Securities and Exchange Commission (the “Commission”) through EDGAR on behalf of The Prudential Series Fund (“Registrant”) a registration on Form N-14 (the “Registration Statement”) pursuant to Rule 488 under the Securities Act of 1933.  Registrant hereby submits the enclosed Pre-Effective Amendment No. 1 to the Registration Statement, and requests acceleration of effectiveness of the Registration Statement to August 26, 2009 or such other date determined by the Commission or its staff under Rule 461 of the Securities Act of 1933.

We acknowledge (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) Registrant may not asset this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

By:	/s/ John P. Schwartz

John P. Schwartz,
Assistant Secretary
Advanced Series Trust

cc: Ms. Sally Samuel (SEC Staff)